Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 333-262725

Truth Social Migrates to Rumble Cloud

Rumble’s Infrastructure Propels Truth Social to New, Uncancellable Heights

LONGBOAT KEY, Fla., April 22, 2022 — Today, the video platform Rumble announced that Truth Social, the social media platform created by the Trump Media & Technology Group (TMTG), has successfully migrated its website and mobile applications to Rumble’s cloud infrastructure. This migration will enable the Truth Social platform to scale significantly on a new and cancel-culture-free cloud platform. Truth Social’s move also marks the first significant customer to onboard with Rumble’s cloud services business.

“We are excited to partner with one of the fastest-growing social media companies on the internet. Providing top-notch cloud infrastructure is essential, and Truth Social users will start to see the fruits of our efforts immediately,” said Rumble CEO Chris Pavlovski.

“Yesterday, Truth Social and Rumble took a major stride toward rescuing the internet from the grip of the Big Tech tyrants. Our teams have worked tirelessly to realize this great endeavor. Rumble’s cloud infrastructure is second to none and will be the backbone for the restoration of free speech online for ages to come,” said CEO of TMTG Devin Nunes.

About Rumble

Rumble is a high-growth neutral video platform that is creating the rails and independent infrastructure designed to be immune to cancel culture. Rumble’s mission is to restore the Internet to its roots by making it free and open once again. Additionally, the company announced in December 2021 the execution of a definitive business combination agreement with CF Acquisition Corp. VI (NASDAQ: CFVI). See the announcement here: https://corp.rumble.com.

About Trump Media & Technology Group

Trump Media & Technology Group (TMTG) is a social media and technology company. Truth Social, TMTG’s social media platform, is a Big Tech alternative that seeks to create a free-speech haven without viewpoint discrimination or oppressive censorship. In October 2021, TMTG announced entered into a definitive merger agreement with Digital World Acquisition Company (NASDAQ: DWAC). To learn more, visit www.tmtgcorp.com.

****

Important Information and Where to Find It

This communication relates to a proposed transaction between Rumble Inc. (“Rumble”) and CF Acquisition Corp. VI (“CFVI”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to CFVI’s stockholders for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, CFVI has filed a registration statement on Form S-4 (the “Registration Statement”), which included a preliminary proxy statement / prospectus in connection with CFVI’s solicitation of proxies for the vote by CFVI’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Rumble’s shareholders in connection with the completion of the proposed transactions. After the Registration Statement has been declared effective, CFVI will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of CFVI are advised to read the preliminary proxy statement and any amendments thereto, and, when available, the definitive proxy statement / prospectus, in connection with CFVI’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transactions because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transactions. Investors and security holders will be able to obtain free copies of the Registration Statement, including the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by CFVI through the website maintained by the SEC at www.sec.gov. The documents filed by CFVI with the SEC also may be obtained free of charge upon written request to CFVI at 110 East 59th Street, New York, NY 10022.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

CFVI and Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFVI’s shareholders in connection with the proposed transactions. CFVI’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of CFVI in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CFVI’s stockholders in connection with the proposed business combination is set forth in the Registration Statement.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFVI or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CFVI and Rumble. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFVI’s, Rumble’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this document. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFVI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this document, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement , (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CFVI related to the business combination agreement, (vi) the ability to maintain the listing of CFVI stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions, (viii) the effect of the announcement or pendency of the transaction on Rumble’s business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CFVI following the transactions, (x) changes in laws and regulations affecting Rumble’s business, (xi) risks related to Rumble’s potential inability to achieve or maintain profitability and generate cash, (xii) the enforceability of Rumble’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xiii) the potential for and impact of cyber related attacks, events or issues effecting Rumble, its business and operations, and (xiv) other risks and uncertainties indicated from time to time in the filings of CFVI, including the definitive Registration Statement that CFVI will file, which will include a proxy statement/prospectus related to the potential business combination. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CFVI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CFVI gives any assurance that either Rumble or CFVI will achieve its expectations.

3